CIRCLE

Obianozo Chukwuma <obi@seedinvest.com>

Following Up from Innovega's Kick-Off Webinar

1 message

SeedInvest <contactus@seedinvest.com>
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com

Tue, Mar 30, 2021 at 8:33 AM

seedinvest Innovega's First Webinar

Hi Obi,

Thank you for your interest in Innovega's kick-off webinar. If you were not able to make it or still have outstanding questions, feel free to ask them to management via the discussion board here. To reserve shares or learn more about the company, click on the link below.

RESERVE SHARES

Questions about the process? Email us. We're happy to help.

If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

Innovega is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Innovega: https://www.seedinvest.com/innovega